EXHIBIT 21

LIST OF SUBSIDIARIES

Subsidiary	Location

Associated Data Services	Alabama
Asure Software UK Ltd.	United Kingdom
Asure COBRASource, LLC	Delaware
Compass HRM, Inc.	Florida
iSystems Intermediate HoldCo, Inc.	Delaware
evoPro Solutions, Inc.	Florida
iSystems, LLC	Vermont
Mangrove Employer Services, Inc.	Florida
Mangrove Payroll Services, Inc.	Florida
Mangrove Software, Inc.	Florida
Personnel Management Systems, Inc.	Washington